CALENERGY COMPANY, INC.             Exhibit 11

                CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                    WITH INTERPRETIVE RELEASE NO. 34-9083

               (dollars in thousands, except per share amounts)
                       _________________________________

                                                    Three Months Ended
                                                         March 31
                                                   1996            1995
Actual weighted average
shares outstanding for the period               51,159,667      38,827,607

Dilutive stock options using
average market prices                            2,954,670       2,513,422

Total number of shares based on
shares outstanding and the
assumption that dilutive stock
options will be exercised at
average stock market prices                     54,114,337      41,341,029

Additional dilutive stock options
using ending market price and
assuming conversion of convertible
debt and convertible subordinated
debenture*                                       9,113,564       4,444,444

Total shares based on shares out-
standing and the assumption that
dilutive stock options and warrants
will be exercised at ending market
price if more dilutive                          63,227,901      45,785,473

Net income                                      $   14,461      $    9,613

Less: Series C preferred stock
dividends                                                -           1,080
Net income available for common
shareholders                                    $   14,461      $    8,533

Primary earnings per share                      $      .27      $      .21

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083**                                   $      .26      $      .21


*The ending market price on March 31, 1995 was lower than the average market price for the three months ended March 31, 1995. Accordingly, inclusion of an adjustment for stock options would be antidilutive and, therefore, contrary to paragraph 40 of APB Opinion 15.

**The net income available for common shareholders for the three months ended March 31, 1996 was increased by the interest expense, net of tax effect, associated with the convertible debt and convertible subordinated debenture of $1,698.